Exhibit 99.1

BW LPG Limited – Ex-dividend on the Oslo Stock Exchange today

Singapore, 11 June 2026

With reference to the press release dated 2 June 2026 by BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) on key information relating to the cash dividend for Q1 2026, the shares of the Company will be traded ex-dividend on the Oslo Stock Exchange from today and on the New York Stock Exchange from 12 June 2026. The dividend amount is NOK 6.1960 and US$0.67 respectively.

For further information, please contact:

Samantha Xu

Chief Financial Officer

investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including over 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global energy and maritime company involved in shipping, deepwater oil & gas production, renewable energy and digital infrastructure. BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities. In the infrastructure space, the group operates in wind, batteries, water, subsea cable networks and data centres. www.bw-group.com

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.